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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES
                             EXCHANGE ACT OF 1934)

                             THE CHERRY CORPORATION
                                (Name of Issuer)

                             THE CHERRY CORPORATION
                      (Name of Person(s) Filing Statement)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                       CLASS A COMMON STOCK--164541 20 3
                       CLASS B COMMON STOCK--164541 30 2
                     (CUSIP Number of Class of Securities)

                                  DAN A. KING
                  VICE PRESIDENT OF FINANCE AND ADMINISTRATION
                              3600 SUNSET AVENUE
                               WAUKEGAN, IL 60087
                                 (847) 662-9200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                            WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                            MCDERMOTT, WILL & EMERY
                                227 WEST MONROE
                               CHICAGO, IL 60606

                               November 17, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

    Transaction valuation*                              Amount of filing fee
    $34,875,000                                                       $6,975

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of an aggregate of 2,250,000 shares of Common Stock of The Cherry Corporation (1,687,500 shares of Class A Common Stock and 562,500 shares of Class B Common Stock) at a maximum tender offer price of $15.50 per share.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filings.

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    This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relates to the tender offer by The Cherry Corporation, a Delaware corporation (the "Company"), to purchase up to 1,687,500 shares of Class A Common Stock, $1.00 par value per share (the "Class A Shares"), and/or 562,500 shares of Class B Common Stock, $1.00 par value per share (the "Class B Shares," and the Class A Shares and the Class B Shares are collectively referred to herein as the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $15.50 nor less than $13.25 per Share for each class of Shares, as specified by the shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is The Cherry Corporation, a Delaware corporation. The address of its principal executive offices is 3600 Sunset Avenue, Waukegan, Illinois 60087.

    (b) The information set forth in "Introduction", "The Offer--Section 1, Number of Shares; Proration" and "The Offer--Section 11, Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Introduction" and the "The
Offer--Section 1, Number of Shares; Proration" and "The Offer--Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "Introduction," "The Offer--Section 9, Source and Amount of Funds" of the Offer to Purchase and information provided in Exhibit (b) of Item 9 to the Statement is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j) The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer-- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "The Offer--Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer" and "The Offer-- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

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ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

    The information set forth in "Introduction" and "The Offer--Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) The information set forth in "The Offer--Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. The information set forth in Item 8 of the Company's Annual Report on Form 10-K for the year ended February 28, 1998, filed as Exhibit
(g)(1) hereto, is incorporated herein by reference. The information set forth on pages two to six of the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1998, filed as Exhibit (g)(2) hereto is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) The information set forth in "The Offer--Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

    (d) There are no material legal proceedings related to the Offer.

    (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Form of Offer to Purchase, dated November 17, 1998.

       (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

       (3) Form of Notice of Guaranteed Delivery.

       (4) Form of Letter by Nesbitt Burns Securities Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 17, 1998.

       (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 17, 1998.

       (6) Text of Press Release issued by the Company, dated November 17, 1998.

       (7) Form of Letter to Shareholders of the Company, dated November 17, 1998, from Peter B. Cherry, Chairman and President of the Company.

       (8) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

    (b) (1) Multicurrency Credit Agreement dated as of May 12, 1995 among The Cherry Corporation, the banks party thereto and Harris Trust and Savings Bank, as Agent, as amended. (Exhibit 4 to The Cherry Corporation's Form 8-K dated October 10, 1995 (Commission File No. 0-8955), is incorporated herein by reference.)

       (2) Second Amendment dated November 13, 1998 to the Multicurrency Credit Agreement dated May 12, 1995 among The Cherry Corporation, the banks party thereto and Harris Trust and Savings Bank, as Agent.

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    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

    (g) (1) Item 8 of the Company's Annual Report on Form 10-K for the year ended February 28, 1998 (incorporated herein by reference to such Form 10-K).

       (2) Pages 2 to 6 of the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1998 (incorporated herein by reference to the Form 10-Q filed for the quarter ended August 31, 1998).

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

Dated: November 17, 1998

                                              THE CHERRY CORPORATION

                                              By: /s/ PETER B. CHERRY
                                                 ------------------------------
                                                    Name: Peter B. Cherry
                                                 TITLE: CHAIRMAN AND PRESIDENT


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